Exhibit 99.1

PATAGONIA GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2020

October 14, 2020

The following management’s discussion and analysis (“MD&A”) of Patagonia Gold Corp. (hereinafter referred to as the “Company” or “Patagonia”)) [formerly Hunt Mining Corp. (“Hunt”)] and its subsidiaries provides an analysis of the operating and financial results for the three and six months ended June 30, 2020 and a comparison of the material changes in our results of operations and financial condition between the year ended December 31, 2019 and the three and six months ended June 30, 2020. This MD&A should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements (“interim financial statements”) for the six months ended June 30, 2020, annual audited financial statements for the year ended December 31, 2019 and the related MD&A.

The annual audited financial statements and the MD&A for the year ended December 31, 2019 were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The interim statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the financial amounts presented in this MD&A are prepared under IFRS and where applicable, have been converted from previous results prepared under US GAAP. In the second quarter of 2020, the Company switched to reporting under IFRS. Refer to notes 2 and 28 of the interim financial statements for more information regarding the transition to IFRS.

This MD&A includes certain non-IFRS financial performance measures. For a detailed description of these measures, please see “Non-IFRS Financial Performance Measures” section. The amounts presented in this MD&A are in thousands ($’000) of U.S. dollars, except share, per share, per unit amounts and unless otherwise noted.

The Company’s head office and principal business address is Av. Libertador 498 Piso 26, Buenos Aires, Argentina, C1001ABR and the registered office address is 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”), under the symbol PGDC. Additional information relevant to the Company’s activities can be found on their website at http://patagoniagold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management’s Responsibility for Financial Reporting

The financial statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the financial statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the financial Statements.

The financial statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation.  Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Note on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws (collectively referred to as “forward-looking information”) which relate to future events or the Company’s future performance and may include, but are not limited to, statements about strategic plans, spending commitments, future operations, results of exploration, anticipated financial results, future work programs, capital expenditures and expected working capital requirements. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Readers are cautioned not to place undue reliance on forward looking information and there can be no assurance that forward looking information will prove to be accurate as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking information if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking information will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking information, include, but are not limited to: fluctuations in the currency markets (such as the Canadian Dollar, Chilean Peso, Great Britain Pound and the United States Dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada and Argentina or other countries in which the Company may carry on business in the future; operating or technical difficulties in connection with exploration and development activities; risks and hazards associated with the business of mineral exploration and development (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Company does business; the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities; availability and increasing costs associated with operational inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by, the Company; challenges to, or difficulty in maintaining, the Company’s title to properties; risks relating to the Company’s ability to raise funds; and the factors identified under “Risk Factors” in this MD&A.

The forward looking information contained in this MD&A are based upon assumptions management believes to be reasonable including, without limitation: financing will be available for future exploration, development and operating activities; the actual results of the Company’s development and exploration activities will be favourable or at least consistent with management’s expectations; operating, development and exploration costs will not exceed management’s expectations; all requisite regulatory and governmental approvals for development projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions will be favourable to the Company such as the continuing support for mining by local governments in Argentina; the price of gold and/or other applicable metals and applicable interest and exchange rates will be favourable to the Company or at least consistent with management’s expectations; no title disputes will exist with respect to the Company’s properties; debt and equity markets and other applicable economic conditions will be favourable to the Company; the availability of equipment and qualified personnel to advance exploration projects and; the execution of the Company’s existing plans and further exploration and development programs for its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans or programs.

All forward-looking-information contained in this MD&A is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are cautioned that while these terms are recognized and required by Canadian regulations, including National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize them.

Canadian mining disclosure standards differ from the requirements of the SEC under SEC Industry Guide 7, and reserve and resource information referenced in this MD&A may not be comparable to similar information disclosed by companies reporting under U.S. standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources” or “indicated mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as tonnage and grade without reference to unit measures. The requirements of NI 43- 101 for identification of “reserves” are also not the same as those of the SEC, and reserves in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

SEC has replaced Industry Guide 7 with subpart 1300 of Regulation S-K which will come into effect on January 1, 2021. The requirements under this new regulation converge with the requirements under NI 43-101 with the exception of a few items.

The Company

On July 24, 2019, the Company and Patagonia Gold PLC (“PGP”) completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp. For more information, see note 25 of the June 30, 2020 interim financial statements.

Comparative information for the Company is that of PGP (accounting acquirer) prior to the reverse acquisition.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina.

The interim financial statements are presented on a consolidated basis and include the accounts of the Company, its wholly-owned and majority-owned subsidiary:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (PGSA)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1494716 Alberta Ltd.	Canada	100	CAD$	Nominee Shareholder

Effective November 6, 2013, the Company relocated its registered office from the Province of Alberta to the Province of British Columbia. The Company’s registered office is located at Suite 2200, 885 West Georgia Street, Street, Vancouver, B.C. V6C 3E8. The Company’s head office is located at Av. Del Libertador 498, Piso 26, C1001ABR, Buenos Aires, Argentina.

The Company’s activities include the exploration for and production of minerals from properties in Argentina (Note 7). On the basis of information to date, properties where it has not yet been determined if economically recoverable ore reserves exist are classified as exploration-stage. Properties where economically recoverable ore reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable ore reserves required to be classified in either the development or production stage.

Results of Operations for the three and six months ended June 30, 2020 and 2019 ($’000)

The Company earned total revenue of $4,705 during the three months ended June 30, 2020 compared to $5,778 during the same period in 2019. The Company earned total revenue $9,920 during the six months ended June 30, 2020 compared to $10,648 during the same period in 2019. The decrease in revenue during the three and six months ended June 30, 2020 was attributed to lower sales due to disruptions caused by COVID-19.

The Company earned gross profit of $800 during the three months ended June 30, 2020 compared to $2,010 during the same period in 2019.

The Company earned gross profit of $3,253 during the six months ended June 30, 2020 compared to gross loss of $53 during the same period in 2019.

Net income for the three months ended June 30, 2020 was a loss of $177 compared to income of $101 during the same period in 2019.

Net loss for the six months ended June 30, 2020 was $734 compared to loss of $4,007 during the same period in 2019.

Cash flow discussion for the six-month period ended June 30, 2020 and 2019 ($’000)

Cash generated from operating activities for the six months ended June 30, 2020 was $1,532, an increase of $1,993 compared with cash used of $461 during the same period in 2019. This is mainly due to the decrease in net loss for the six months ended June 30, 2020.

Cash used in investing activities for the six months ended June 30, 2020 was $817 compared to $76 during the same period in 2019. The cash was used for additions to property, plant and equipment and mineral properties.

Cash used in financing activities for the six months ended June 30, 2020 was $97 compared to cash generated of $1,423 during the same period in 2019. The variance of $1,520 is primarily due to the Company’s repayment of bank indebtedness of $5,433 offset by increase in loans with related parties.

Financial Position ($’000)

Cash

The Company has cash on hand of $1,401 as of June 30, 2020 compared to $685 of cash on hand as at December 31, 2019.

Receivables

The Company's current accounts receivable increased to $1,958 as at June 30, 2020 compared to $1,516 as at December 31, 2019. The increase is due to value added tax ("VAT") recoverable.

Inventory

The Company's inventory was consistent at $3,190 as at June 30, 2020 compared to $3,206 as at December 31, 2019.

Property, plant and equipment

Property, plant and equipment decreased from $15,635 as at December 31, 2019 to $14,639 as at June 30, 2020 as a result of depreciation.

Mineral Properties

Mineral properties stayed consistent from December 31, 2019 at $15,457 to June 30, 2020 at $15,439.

Bank indebtedness

The Company's bank indebtedness decreased to $9,556 as at June 30, 2020 compared to $14,989 as at December 31, 2019. This decrease was a result of paying down the balance owing for the lines of credit.

Accounts payable and accrued liabilities

The Company’s accounts payable and accrued liabilities decreased to $5,016 as at June 30, 2020 compared to December 31, 2019 balance of $5,992.

Accounts payable and accrued liabilities with related parties

The Company’s accounts payable and accrued liabilities with related parties increased slightly to $6,955 as at June 30, 2020 compared to December 31, 2019 balance of $6,717.

Long term debt with related parties

The Company’s current portion of long-term debt with related parties is $15,655 as of June 30, 2020 and the non-current portion is $1,559. Comparatively as of December 31, 2019, current portion of long-term debt with related parties was $Nil and the non-current portion was 11,708.

The increase in the current portion of long-term debt with related parties is due to a timing difference on the maturities of the loans and the increase in loan payable balances as a result of interest accretion. Also, the increase is attributable to the funds drawn under the existing loan facility with Cantomi, a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens.

In February 2019, the Company announced that its largest shareholder, Cantomi, had provided a two year US$15 million loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. As of June 30, 2020, the balance of this loan was $12,708 (December 31, 2019 - $7,908) which is included in the current portion of the debt with related parties.

Mineral Properties

The following is a summary of the Company’s operations, together with an update on exploration activities for the year to date. Except as otherwise noted, Donald J. Birak, independent geologist and Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”) and Fellow of the Australasian Institute for Mining and Metallurgy (“AusIMM”), is the Qualified Person whom has reviewed and approved the scientific and technical information contained herein.

Calcatreu Project

The Company’s principal project is Calcatreu located in south-central Rio Negro province approximately 80 km south west of the town of Jacobacci. Calcatreu is located in the Jurassic-aged Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal mineral deposits occurring in both the provinces of Chubut and Rio Negro. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, totaling more than 100,000 ha along this belt in Rio Negro province, bordering Chubut on the north. Calcatreu is a gold and silver project acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver and the Company’s immediate aim is to commence a drilling program to increase the existing resources and advance the project to feasibility study stage during 2020. Precious metal mineralization in the Somuncura Massif, like that on the Company’s Calcatreu property, is largely epithermal in character within quartz-rich veins, vein clusters, stockworks and as disseminations.  Sulfide minerals are ubiquitous in the mineral deposits as well as a suite of temporally- and spatially- related gangue minerals typical of epithermal deposits in the massif and elsewhere. More specifically, the gold and silver deposits on the Company’s properties are classified as low- and intermediate-sulfidation styles of epithermal deposits.

The Calcatreu Deposit is a low sulfidation, epithermal gold and silver system with mineralisation outcropping at surface. An independent mineral resource estimate (“MRE”) was completed by Micon International Limited of Toronto in 2004 for the Calcatreu Deposit and disclosed in an NI 43-101 technical report for Aquiline Resources Inc.  Mineral resources were estimated for two vein systems on the property: Veta 49 and Nelson and consisted of 6.2 M tonnes of indicated resources grading 3.04 g/t Au and 28.1 g/t Ag and 1.9 M tonnes of inferred resources grading 2.1 g/t Au and 19.4 g/t Ag. In 2018, Cube Consulting Ltd. (“CUBE”) of Australia prepared an updated mineral resource estimate for the Calcatreu project, effective 31 December 2018, which consists of an indicated resource of 9.8 M tonnes grading 2.11 g/t Au and 19.83 g/t Ag (2.36 g/t AuEq) and 8.1 M tonnes of inferred grading 1.34 g/t Au and 13.09 g/t Ag (1.5 g/t AuEq); all contained within Veta 49, Nelson, Belen and Castro Sur veins. Gold equivalent (“AuEq”) values were calculated at a ratio of 81:25:1 Ag/Au. The changes from the previous estimate were due to a revised interpretation of prior and new data collected by the company. The 2018 exploration work at Calcatreu consisted of project-scale geological mapping along with a pole-dipole, induced polarization and resistivity (IP/Res) geophysical survey, followed by a diamond drill program of 6,495meters.

A geophysical survey, consisting of 11.2 km of pole-dipole, induced polarization and resistivity (“IP/Res”), was commissioned by the Company and covered the Trinidad area of the property. In addition, a total of 41.4 line-km of ground magnetics surveying was completed at Viuda de Castro. The objective of the two surveys was to detect the presence of hidden, NNE-trending dilational fault and vein sections, similar to those at the outcropping Veta 49, or any other structure with exploration potential for the development of additional mineral resources in the immediate vicinity of the Veta 49 / Nelson deposits. These two mineralized veins host the majority of the indicated and inferred mineral resources at Calcatreu. The surveys resulted in new target definition and ranking.  To help with target evaluation, 1,266.7 meters in 33 trenches were dug, and 465 samples were taken in the trenches and 6 rotary air blast (“RAB”) drill holes were drilled in the Piche target and 96 samples were collected from a total of 116 meters drilled. Subsequently, a drill program was designed. The first, and main, part of the drill program consisted of testing covered conceptual geophysical targets, whereas the last few drill holes were focused on expanding the known mineral resources at Veta 49, Belen and Castro Sur, by extrapolating the trend and plunge of known mineralisation.

Using the available drill results and geologic interpretation, CUBE completed an updated, independent NI 43-101 compliant mineral resource estimate (please see the table of the Company’s mineral resources herein and the respective, supporting NI 43-101 technical reports on file at www.sedar.com).  The updated mineral resource estimate, completed by CUBE, is tabulated below notes 1 and 2:

Zone	CALCATREU INDICATED RESOURCES
	K Tonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	AuEq[1]	Au	Ag	AuEq[1]
Vein 49	6,447	2.45	21.01	2.71	512	4,568	568
Nelson	1,383	1.51	16.94	1.72	67	753	76
Belen	-	-	-	-	-	-	-
Castro Sur	2,010	1.40	14.77	1.58	90	954	102
TOTAL-Indicated	9,841	2.11	19.83	2.36	669	6,275	746
Zone	CALCATREU INFERRED RESOURCES
	K Tonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	AuEq[1]	Au	Ag	AuEq[1]
Vein 49	2,863	1.48	13.38	1.64	136	1,231	151
Nelson	1,448	1.42	14.66	1.60	66	682	74
Belen	681	1.61	23.32	1.90	35	511	42
Castro Sur	3,086	1.12	9.81	1.24	111	974	123
TOTAL-Inferred	8,078	1.34	13.09	1.50	348	3,399	390
1Gold equivalent (“AuEq”) calculations used an 81.25:1 Ag:Au ratio
2 NI 43-101 compliant technical report, effective December 31, 2018 and dated May 30, 2019 prepared by Cube Consulting Pty Ltd and on file on www.sedar.com

In 2019, an exploration program was conducted consisting of surface work, a total of 41.28 linear kilometers of Pole-Dipole IP-Res conducted over the main Nelson targets and Castro Norte, Fiero, Sabrina and Viuda de Castro areas, and 121.5 linear kilometers of Gradient Array IP/Res over Nelson, Sabrina and Mariano. Subsequently, 1,687.2 km of ground magnetics surveying, covering 55.44 sq km, were undertaken in the project covering several targets including the main V49 and Nelson. The objective was to identify hidden, non-outcropping mineralization in dilatational jogs, blind structures and others.

Geologic mapping and sampling was completed over several targets of interest, notably Viuda de Castro, Trinidad, La Cruz, suboutcrops of the Nelson extension, Piche, La Olvidada and Epu-Peni.  The sampling yielded 254 rock chips and 81 new, sawn channels. Overall, approximately 50% of the core of the project was relogged, though up to 80% in some areas such as Veta 49 and Belen.

A RAB drilling campaign and channel (sawn) sampling was on progress during 2020 where all the activities were paused due to the COVID-19 pandemic.  Accordingly, a drill program comprising several geophysical-based targets was designed. The first and main part of the program consisted of drilling for covered, or blind, conceptual geophysical targets, whereas the last few drill holes were focused on expanding the known mineral resource from Vein 49, Belen and Castro Sur by following ore shoots that remain open in down plunge directions.

Cap-Oeste Project

Cap-Oeste is located within a six-kilometer-long, northwest-trending, structural corridor extending six kilometres from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Cap-Oeste deposit has an identified and delineated strike extent of 1.2 kilometres. Cap-Oeste has been on care and maintenance since February 2019.

2390000
2395000
2400000
4695000
4690000
4685000
N
Cimmarones
Propiedad 29
Veta Norte
Corredor Vetas Norte
Santiago
La Puma
Felix
Calafate
Corredor Cap Oeste
Corredor Breccia Valentina
La Pampa
La Cañada
Don Pancho
Cap. Oeste
COSE
Valle
Breccia Valentina
Las Palmeras
Tango
Referencias
Corredor
Minas
Prospectos
Sondajes
Propiedad Minera
PATAGONIA GOLD
Proyecto El tranquilo
Corredores
Los Domos
0
1
2
Km

Production from the existing heap leach pad continued during the six months ended June 30, 2020 and yielded a total of 3,346 gold equivalent ounces (“AuEq ozs”) comprised of 2,545 ounces of gold and 78,137 ounces of silver. The cash costs for the six months ended June 30, 2020 were $661/oz1 and $724/oz1 including depreciation and amortization. A total of 3,295 AuEq ounces (2,396 Au and 83,877 Ag) were sold at an average gross price of $1,637 per ounce2 AuEq during the six months ended June 30, 2020.

__________________________
1 See Non-IFRS Financial Performance Measures
2 See Non-IFRS Financial Performance Measures

The Company has initiated studies to assess the potential technical and economic extraction of a portion of the current mineral resources as defined in the December 2019 CUBE NI 43-101 technical report and on file on www.sedar.com. The Company is now focused on evaluating the development of this high-grade part, termed “COSE-Style mineralization”, of the total mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine in Cap-Oeste. Material processing options are being considered and may include utilizing the Company’s flotation facilities are Martha, about 100 kms to the southeast of Cap-Oeste. The Company has successfully carried out bulk metallurgical tests in the Martha process plant, obtaining favorable precious metals recoveries.

The Company has reclamation and remediation obligations for Cap-Oeste Project of $0.45 million as of June 30, 2020.

Lomada de Leiva Project (“Lomada”)

The Lomada mine was closed in May 2016 while production from the ongoing leaching continues, though at a reduced output. Given that the ore from the Lomada open pit mine was originally placed on the heap leach pad without crushing, the Company decided to return to Lomada to reprocess this ore. However, in mid-February 2019 the Company took the decision to cease operations and proceed with the closure of Lomada. During the six months ended June 30, 2020, the Company was working on re-handling material of leach pad to regenerate the solution percolation and generate new channels of circulation of solution.

During the six months ended June 30, 2020, Lomada produced 1,660 ounces of gold. The cash costs for the six months were $556/oz1 and $656/oz1 including depreciation and amortization. A total of 2,344 ounces of Au were sold at an average gross price of $1,630 per ounce2 AuEq during the six months ended June 30, 2020.

The Company has prepared an update to the closure plan presented and approved by the provincial authorities in 2017. The Company received the final approval in November 2019 and started with the works of remediation at the end of 2019. The work on the remediation had been halted due to the COVID-19 pandemic. Subsequent to June 30, 2020, the Company has received a preliminary Environmental Permit (“Permit”) for a restart of mining and new leaching operations at its Lomada de Leiva mine in the western part of the Santa Cruz Province of Argentina. Patagonia applied for the Permit in August 2020. The definitive Environmental Permit is expected to be received within the next 30 days. The Company has reclamation and remediation obligations for the Lomada de Leiva Project of $3.15 million as of June 30, 2020.

Mineral Resources

Cap-Oeste (Santa Cruz, AR) – Cube Consulting Dec 2018; Notes ¹ and 2
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	3.4 10,554.0	2.92 2.07	46.7 63.2	3.59 2.99	0.3 704.0	5.3 21,448.0	0.4 1,013.0
Meas+Ind	10,557.4	2.07	63.2	2.99	704.3	21,453.3	1,013.4

Inferred	4,895.0	1.37	34.7	1.87	215.0	5,467.0	294.0
Calcatreu (Rio Negro, AR) – Cube Consulting Dec 2018; Notes 3 and 4
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0
Meas+Ind	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0

Inferred	8,078.0	1.34	13.1	1.50	348.0	3,399.0	390.0

__________________________
1 See Non-IFRS Financial Performance Measures
2 See Non-IFRS Financial Performance Measures

La Manchuria (Santa Cruz, AR) – Micon 2019; Notes 5 and 6
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9
Meas+Ind	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9

Inferred	1,836.0	1.30	40.0	1.56	76.5	2,375.0	92.4

Notes

“K” = Thousands, “g/t” = grams per tonne
Rounding may affect sums and weighted averages
Mineral resources that are not mineral reserves have not demonstrated economic viability
100% basis; Fomicruz has a 5% interest in all Santa Cruz mineral interests.

1.	Cap-Oeste	0.5 g/t AuEq cutoff
2.	Cap-Oeste	AuEq = Au + (Ag*69.4)
3.	Calcatreu	0.5 g/t AuEq cutoff
4.	Calcatreu	AuEq = Au + (Ag*81.25)
5.	La Manchuria	0.55 AuEq cutoff
6.	La Manchuria	AuEq = (Au + Ag)/(Au price*0.32151)

Exploration Update

Exploration during 2020 year-to-date consisted mainly of regional reconnaissance, geological mapping, sampling, geophysics and drilling carried out at Rio Negro and Santa Cruz. The geophysical surveys were ground magnetics and pole-dipole, induced polarization and resistivity (“IP/Res”). During 2020, exploration drilling in Argentina has been concentrated at Calcatreu, and the properties in Santa Cruz province.

During the second quarter of 2020, exploration plans were prepared for the Company’s Santa Cruz Province properties to prioritize targets based on potential to expand the life of operations. A ranking, based on this concept was made, and a work plans were created to be undertaken after the pause due to COVID-19.

Similarly, at Calcatreu, in Rio Negro the main targets were reviewed and ranked, and an exploration and geophysical work plans were delineated for execution once activities are resumed. The group of mining properties was consolidated in the area bordering Río Negro in Chubut.

Several projects with exploration potential were analyzed in the province of San Juan.

Calcatreu Project

The Calcatreu project is located in south central Rio Negro province approximately 60 km south west of the town of Jacobacci. It lies on the NW- to SE-oriented, regional-scale Gastre Fault System; a structural belt, known to host several epithermal Au-Ag deposits. Patagonia has also recently acquired new concessions, totaling more than 100,000 hectares (ha) along this belt in Rio Negro.

The 2019 exploration work at Calcatreu mainly consisted of project-scale, geological mapping along with detailed pole-dipole, induced polarization and resistivity (IP/RES) geophysical surveys, followed by a diamond drill program. The recent exploration work at Calcatreu is described more fully in the previous section of this MD&A.

Mina Angela

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. to acquire its Mina Angela property. The Mina Angela property is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 km east-southeast of Patagonia’s 100% owned Calcatreu gold project. Pan American Silver’s Navidad silver and base metal deposit is located 45 km further to the south-southeast of Mina Angela. In March 2020, Patagonia extended the period by which it must enter into the definitive agreement with a $100 thousand payment to Latin Metals; $50 thousand of which was applied to extend the period to enter into the definitive agreement and $50 thousand of which was a partial prepayment of the first earn-in payment to be made under the definitive agreement.

On September 15, 2020, the Company entered into a definitive option agreement with Latin Metals Inc., which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Upon signing of the definitive agreement, the Company paid $200 thousand representing the balance of the first earn-in payment. It is expected that the Company will pay the second earn-in payment of $250 thousand within the next six months if it exercises the option to acquire the Mina Angela property. A further and final payment of $500 thousand is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that the Company thereafter has the ability to perform exploration and exploitation mining activities on the Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% Net Smelter Royalty from future productions, half of which can be repurchased by the Company for $1 million.

La Manchuria Project

In addition to its current mineral resources, the Company’s La Manchuria Project is believed to be prospective for the discovery of new gold and silver mineralization. Exploration work continued with mapping and rock chip sampling over an area of approximately 2,000 hectares (“ha”). Veinlets and narrow breccia zones, indicative of hydrothermal activity, were found at the Magali zone. Anomalous gold values were reported from the Cecilia zone. As a result of these favorable results, a new drill program for La Manchuria, of 2,000m in 14 holes is planned to test geophysical anomalies and to test gold anomalies generated from surface rock chip sampling. An updated NI 43-101 report for this project was completed on 27 September 2019 by Micon International and is on file at www.sedar.com.

Sarita Project

The Sarita Project, located in the SW part of the Deseado Massif approximately 10 km NW of the Company’s Martha mine and mill, hosts a widespread system of banded, low sulfidation Au-Ag veins, encompassing a small rhyolitic dome complex. Geologically, the area displays very similar structural and stratigraphic characteristics to Martha with Ag-rich, polymetallic, vein-hosted, intermediate sulfidation mineralization. The banded, silver- and gold-bearing quartz veins and quartz vein breccias occur within a set of NNW-SSE striking normal faults and constitute an extensive mineralized vein system, with more than 12 km in total length. Precious and base metal mineralization has been recognized in quartz veins and vein breccias up to 3 meters wide at surface, composed of quartz and sulphides. Rock chips from discrete vein structures or aligned float have returned anomalous gold samples ranging from 0.1 to 83.4 g/t Au and from 100 to 15,444 g/t Ag, in separate samples. To date 16 diamond drill holes have been drilled for a total of 1,754 m targeting the vein mineralization. Geochemical results from drilling show gold and silver anomalies. Due to poor ground conditions encountered during drilling, core recovery in some of the veins was poor and Au and Ag mineralization may have not been recovered. Other exploration activities at Sarita included geophysical surveys and drilling. Geophysical anomalies were identified by IP/Res lines (7.1 line- km) and by detailed ground magnetics (220 hectares) over different targets areas.

During May 2019 a total of 82 RAB holes completing 1,818.4 m, were drilled in the area yielding a total of 1,257 samples for geochemical analysis.  In September and October 2019, a second phase of drilling was undertaken, for a total of 2,409 m in 116 holes and 1,361 samples assayed.  The RAB drilling defined several shallow, NW-oriented zones of vein-hosted mineralization; notably Veta Maria and Virginia.  The Company has plans to follow-up the RAB results with core drilling.

Martha Project

The Martha Project (“Martha” or “Mina Martha”) is located in the Province of Santa Cruz, Argentina. The closest community is the town of Gobernador Gregores, situated approximately 50 road kilometers (km) to the west-southwest of Martha. The property is the site of past exploration for, and surface and underground mining and recovery of, silver and gold from epithermal veins and vein breccias, previously operated by Coeur Mining Inc. (formerly, Coeur d’Alene Mine Corp.) and Yamana Inc.

The Company acquired Martha as part of its RTO of Hunt in 2019. The land package at Martha consists of approximately 7,850 ha of concessions, various buildings and facilities, surface and underground mining and support equipment, a 480 tonne per day (maximum) crushing, grinding and flotation plant, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. In addition, the Company has access to surface ranch (“estancia”) lands surrounding the mine and mill site that are approximately 35,700 ha in size.

The property was purchased in 2016 by Cerro Cazador SA (CCSA), an Argentine subsidiary of Hunt, from an Argentine subsidiary of Coeur Mining Inc. (Coeur). The intent to purchase was announced February 10, 2016 and closed May 11, 2016 as disclosed by the Company on its website (www.patagoniagold.com). See Note 8 of the 2017 financial statements for details on the purchase of the Mina Martha property. The processing plant at the Martha Project has an estimated useful life of 8 years as it is anticipated that this plant will be used to process mineral from Cap-Oeste underground, Martha Project and from La Josefina Project. Royal Gold Inc. holds a 2% Net Smelter Return (NSR) royalty on all production from the Martha property; the obligation for which transferred from Coeur to the Company (www.royalgold.com). In addition, the provincial government holds a 3% pit-head royalty from future production.

In late 2019 and first quarter of 2020, a plan for reviewing near-mine targets (<5 km away from the mill) was defined. Those remaining targets consist of outcropping veins-veinlets and included Veta del Medio System, Noroeste, Ivana, Martha Oeste, Martha Norte, Futuro and Sugar Hill among the mains. A total 77 sawn channels were cutted, and after encouraging results at Veta del Medio System, a RAB drill program was carried out to test mineralization at shallow depths. A total of 80 RAB drill holes (1,622.4 m of drilling, ranging from 6 to 25 m in depth) tested several targets.

Highly anomalous drill intercepts, ranging from 1m grading 180 g/t Ag up to 3m grading 2,566 g/t Ag (and 3.5 g/t Au), were returned from the Veta del Medio Norte.

Exploration continues to focus on remaining targets by combining systematic sawn-channelling, ground magnetics surveying and new drilling.  During 2020, a total of 103.2 kilometers of new ground magnetics surveying was completed at Martha.

The Company has reclamation and remediation obligations for the Mina Martha Project of $1.96 million as of June 30, 2020.

Ongoing production at the Martha Project is being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations on the Martha Project. As a result, there is increased uncertainty and economic risk of failure associated with these production activities.

La Josefina Project

La Josefina is situated about 450 km northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina within a scarcely populated steppe-like region known as Patagonia. The La Josefina property occupies 52,800 hectares and makes up approximately 90% of all meters drilled by the Company. The La Josefina Project consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a Mineral Reserve held by Fomicruz. The La Josefina Project comprises 16 Manifestations of Discovery totaling 52,767 hectares which are partially covered by 399 tenements.

In March 2007, the Company (via a subsidiary of Hunt) acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”). In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $200 thousand per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company had until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term. At December 31, 2019, the Company had incurred approximately $20 million and is currently in discussions with Fomicruz to develop a plan for production.

An NI 43-101 compliant technical report on La Josefina, dated September 29, 2010 and prepared by UAKO Geological Consulting, is on file on www.sedar.com.

During 2020, a total of 521 line-km of ground magnetics surveying was completed in the main part of the project.  The survey was designed to assist with future exploration target generation comprehend the magnetic signature of the project and be able to extend that concept to other areas.

La Valenciana Project

La Valenciana is located in the central-north portion of the Santa Cruz Province, Argentina. The project encompasses an area of approximately 29,600 ha and is contiguous to the Company’s La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery (MDs) covering segments of Estancia Cañadón Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches). In La Valenciana, exploration has been limited, with more than half of the surface without systematic exploration. Fomicruz carried out preliminary works defining a main vein system of low sulfidation epithermal style; with gold and silver values with base metals. Exploration and subsequent reconnaissance sampling by CCSA added other secondary targets and structures combining a total of 5.70 km mapped veins and stockworks. The limited exploration to date, alteration features and associated structures, and partial coverage by probable post-mineral units; suggest that there is still a high degree of discovery potential in the mining block. A new exploration program to define mineralization includes geophysical surveys and shallow drilling in new and known target areas and an intensive prospecting and reconnaissance sampling over the Company’s entire land position, is being considered. Mineral resources have not yet been defined on the La Valenciana property.

Bajo Pobre Property

The Bajo Pobre property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity has taken place on the Bajo Pobre Property and no exploration activity is planned for the immediate future. Mineral resources have not yet been defined on the Bajo Pobre property.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000-hectare exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

The Company has not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, the company has the exclusive option to file for mining rights on the property. The surface rights of the El Gateado claim are held by the following Ranches, Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada. The El Gateado claims are filed with the government under file #406.776/DPS/06.

Mineral resources have not yet been defined on the El Gateado property. No recent exploration activity has taken place on El Gateado Property and no exploration activity is planned for the immediate future.

Selected Annual Information

The following selected financial data for the Company’s most recently completed financial periods are derived from the audited financial statements of the Company.

	As at and for the Year Ended December 31, 2019 ($’000) (Restated)	As at and for the Year Ended December 31, 2018 ($’000)	As at and for the Year Ended December 31, 2017 ($’000)
Revenue	21,938	48,089	31,899
Net income (loss) for the year	(12,354)	(17,590)	8,137
Comprehensive income (loss) for the year	(12,008)	(10,591)	4,988
Current Assets	5,407	11,482	38,065
Non-current assets	59,087	44,428	35,449
Current Liabilities	28,032	29,425	35,851
Non-current liabilities	22,674	3,103	3,880
Working Capital (Deficit)	(22,625)	(17,943)	2,214
Share Capital	2,588	301	31,886
Shareholders’ Equity	13,788	23,382	33,783

Selected Quarterly Information

The following table shows selected financial information related to the results of the Company´s most recent periods.

Fiscal Year	2020			2019
For the quarters ended	Jun	Mar	Dec	Sep	Jun	Mar
	$’000
Revenues	4,705	5,215	5,016	6,274	5,778	4,870
Net income (loss) for the period	(177)	(557)	(7,066)	(1,281)	101	(4,108)
Comprehensive Income (Loss) for the period	252	(1,523)	(5,897)	(1,567)	(328)	(4,216)
Income (Loss) per share, basic and diluted	(0.001)	(0.002)	(0.025)	(0.005)	0.00	(0.016)

The Company did not present the financial information for the three-month period ended September 30, 2018 and December 31, 2018 as the Company did not prepare quarterly financial statements for 2018.

Segment Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company's long-lived assets are located in Argentina.

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities may be summarized as follow:

For the six months ended June 30, 2020
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Revenue	$3,820	$5,394	$-	$706	$-	$-	$-	$9,920
Cost of sales	(2,042)	(2,980)	-	(1,645)	-	-	-	(6,667)
Gross profit (loss)	$1,778	$2,414	$-	$(939)	$-	$-	$-	$3,253

Operating expense
Exploration expense	$-	$(209)	$(458)	$(36)	$(411)	$-	$-	$(1,114)
Administrative expense	-	-	(53)	-	(1,597)	(152)	(557)	(2,359)
Depreciation expense	-	-	(9)	-	(77)	(50)	-	(136)
Share-based payments	-	-	-	-	-	-	(167)	(167)
Interest expense	-	-	-	-	(309)	(348)	(685)	(1,342)
Total operating expense	$-	$(209)	$(520)	$(36)	$(2,394)	$(550)	$(1,409)	$(5,118)

Other income/(expense)
Interest income	$-	$-	$-	$-	$75	$-	$-	$75
Gain/(loss) on foreign exchange	-	-	240	-	(1,598)	834	(244)	(768)
Accretion expense	(3)	(1)	-	(2)	-	-	-	(6)
Other income/(expenses)	-	-	-	-	2,315	-	-	2,315
Total other income/(expense)	$(3)	$(1)	$240	$(2)	$792	$834	$(244)	$1,616

Income/(loss) – before income tax	$1,775	$2,204	$(280)	$(977)	$(1,602)	$284	$(1,653)	$(249)
Income tax/(benefit)	-	-	(55)	-	(430)	-	-	(485)
Net income/(loss)	$1,775	$2,204	$(335)	$(977)	$(2,032)	$284	$(1,653)	$(734)

For the six months ended June 30, 2019
	Lomada Project		Cap- Oeste Project	Calcatreu Project	Argentina Uruguay and Chile	UK	North America	Total
		$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Revenue		$2,564	$8,084	$-	$-	$-	$-	$10,648
Cost of sales		(2,518)	(8,183)	-	-	-	-	(10,701)
Gross profit (loss)		$46	$(99)	$-	$-	$-	$-	$(53)

Operating expense
Exploration expense		$-	$-	$(823)	$(466)	$-	$-	$(1,289)
Administrative expense		(21)	(382)	(51)	(2,659)	(881)	(33)	(4,027)
Depreciation expense		-	-	(9)	(81)	(50)	-	(140)
Share-based payments		-	-	-	-	(41)	-	(41)
Interest expense		-	-	-	(507)	(344)	-	(851)
Total operating expense		$(21)	$(382)	$(883)	$(3,713)	$(1,316)	$(33)	$(6,348)

Other income/(expense)
Interest income	$		$-	$33	$26	$-	$-	$59
Gain/(loss) on foreign exchange			-	151	108	13	611	883
Accretion expense		(4)	(6)	-	-	-	-	(10)
Total other income/(expense)		$(4)	$(6)	$184	$134	$13	$611	$932

Income/(loss) – before income tax		$21	$(487)	$(699)	$(3,579)	$(1,303)	$578	$(5,469)
Income tax/(benefit)		-	-	1	1,461	-	-	1,462
Net income/(loss)		$21	$(487)	$(698)	$(2,118)	$(1,303)	$578	$(4,007)

	Total Assets		Total liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
	$ ’000	$ ’000	$ ’000	$ ’000
Argentina – Cap-Oeste	$15,823	$16,081	$2,276	$2,629
Argentina - Lomada	2,840	4,267	3,820	1,979
Argentina - Calcatreu	17,476	18,036	979	1,591
Argentina - Martha & La Josefina	15,070	14,220	3,319	8,466
Argentina and Chile	6,195	7,308	4,639	5,977
United Kingdom	15	176	15,499	20,240
North America	4,146	4,406	18,349	9,824
Total	$61,565	$64,494	$48,881	$50,706

Liquidity and Capital Resources

At June 30, 2020, the Company had a working capital deficiency of $30,907 as compared to a working capital deficiency of $22,625 at December 31, 2019. The working capital change is owing to the Company’s reclassification of debt with related parties from long-term liability to current liability in the amount of $15,655.

The Company’s capital management objectives are:

• to ensure the Company’s ability to continue as a going concern;
• to fund projects from raising capital from equity placements rather than long-term borrowings;
• to increase the value of the assets of the business; and
• to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of dividends paid to shareholders in the future, return capital to shareholders or issue new shares.

COVID-19

The recent outbreak of the novel coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.

Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or mining production activities or the ore and mining industry or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely. The management and board of the Company is constantly monitoring this situation to minimize potential losses.

With the lockdown measures implemented by the government of Argentina, the Company was forced to pause its activities for approximately 30 days. On April 2, 2020, the government declared mining as an essential service and the Company was able to resume operations at most of the sites.

Off-balance sheet arrangements

As at June 30, 2020, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to us.

Proposed Transactions

There are no proposed material transactions as of the date of this MD&A. However, as is typical of the mineral exploration and development industry, management continually reviews potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value. There is no guarantee that any contemplated transaction will be concluded.

Contractual Obligations

		Payments due by period
	Total $’000	< 1 year $’000	1-3 years $’000	3-5 years $’000	> 5 years $’000
Long-term debt	17,631	15,870	1,761	-	-
TOTAL	$17,631	$15,870	$1,761	$-	$-

Transactions between related parties

Details of transactions with related parties are disclosed in Note 20 of the interim financial statements.

Commitments and Contingencies

Details of commitments and contingencies are disclosed in Note 20 of the interim financial statements.

Disclosure of Outstanding Share Data

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve month period commencing on February 21, 2020. The NCIB will expire no later than February 20, 2021. During the six months ended June 30, 2020, the Company did not repurchase any common shares under the NCIB.

As of the date of this MD&A, the Company acquired 155,000 common shares under the NCIB and had 317,788,990 common shares outstanding.

As of the date of this MD&A, the Company had 7,650,000 and 9,600,000 stock options outstanding with an exercise price of CAD$0.065 and CAD$0.16 with a maturity date of September 25, 2024 and August 13, 2025 respectively.

Critical Accounting Policies and Developments

Our discussion and analysis of results of operations and financial condition are based upon the interim financial statements, which have been prepared in accordance with IFRS. The preparation of the interim financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to provisions for uncollectible receivables, mineral reserves, inventories, asset retirement obligations, valuation of intangible assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The critical accounting judgements and estimated applied by the Company are set in note 5 of the accompanying interim financial statements.

The accounting policies that we follow are set in note 4 of the accompanying interim financial statements. These accounting policies conform to accounting principles of IFRS and have been consistently applied in the preparation of the financial statements.

The recent accounting pronouncements are included in note 4 (s) of the accompanying interim financial statements.

Non-IFRS Financial Performance Measures

Non-IFRS financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles. Unless otherwise noted, we present the Non-IFRS financial measures of our continuing operations in the tables below.

Cash Costs

The Company uses cash costs to evaluate the Company’s current operating performance. We believe these measures assist in understanding the costs associated with producing gold and silver, assessing our operating performance and ability to generate free cash flow from operations and sustaining production. These measures may not be indicative of operating profit or cash flow from operations as determined under IFRS. The Company believes that allocating cash costs to gold and silver lead based on gold and silver metal sales relative to total metal sales best allows the Company and other stakeholders to evaluate the operating performance of the Company.

Six months ended June 30, 2020 (in 000’s, except per unit amounts)
	Cap-Oeste	Lomada de Leiva
Cost of sales	$2,980	$2,042
Less: Depreciation	(534)	(602)
Add/(Less): Other charges and timing differences (1)	(234)	(517)
Cash costs	$2,212	$923
Add: Depreciation (2)	209	167
Cash costs and depreciation	$2,421	$1,090

Ounces produced	3,346	1,660

Cash costs per ounce	$661	$556
Cash costs and depreciation per ounce	$724	$656

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the company excludes from the non-IFRS measure in order to measure the cash costs.
(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Average gross price per ounce sold

Average gross price per ounce sold is calculated by dividing the revenue for the relevant period by the ounces sold.

Six months ended June 30, 2020 (in 000’s, except per unit amounts)
	Cap-Oeste	Lomada de Leiva
Revenue (per note 24 of the interim financial statements)	$5,394	$3,820

Ounces sold	3,295	2,344

Average gross price per ounce sold	$1,637	$1,630

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no material changes to the Company’s internal controls during the period ended June 30, 2020 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures.

Risk Factors

The Company is engaged in exploring and developing mining projects and as such, it is exposed to a number of risks and uncertainties that affect similar companies that carry out activities in the same industry. Some of these possible risks include:

Exploration risks

Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral reserves but from finding mineral reserves which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into production. The majority of exploration companies fail to ever locate an economic deposit. Substantial expenditures are required to establish mineral reserves. No assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether an exploration property will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or not obtaining the required capital to develop any project. The Company will evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that significant restrictions will not be placed on the exploration areas and any other properties the Company may acquire or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Ability to exploit current and future discoveries

It may not always be possible for the Company to participate in the exploitation of successful discoveries. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may not be available on a timely basis or may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied, and such conditions may prove uneconomic or not practical. Furthermore, the decision to proceed to further exploration may require the participation of other companies whose interests and objectives may not be consistent with those of the Company. Such further exploitation may also require the Company to meet or commit to financial obligations which it may not have anticipated or may not be able to commit to due to a lack of funds or an inability to raise funds.

Political instability, sovereign and regulatory risk

The Company’s mineral exploration activities and future project development could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time, governments may nationalize private businesses, including mining companies. There can be no assurance that the governments of countries where the Company or its affiliates operate or the governments with whom the Company works will not nationalize mining companies and their assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that foreign governments will not impose burdensome obligations or restrictions on the Company, the Company’s affiliates or their projects, or will not put in place exploitation regulations in a timely manner or on commercial terms sufficiently attractive to the Company to enable development of its projects

Environmental risk and hazards

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Governmental approvals and permits are currently and may in future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

Commodities Price Risk

The profitability of mining operations is significantly affected by changes in the market price of metals and the cost of power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of metals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal, chemical reagent and oil prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold, silver and other minerals, and oil has fluctuated widely in recent years. Depending on the price of gold, silver, and the cost of power, chemical reagents, petroleum fuels and oil, cash flow from mining operations may not be sufficient to cover the Company’s operating costs or costs of servicing debt.

Permits and licences

Operations of the Company require or will require licences and permits from various governmental authorities. The Company anticipates that it will be able to obtain in the future all necessary licences and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licences and permits. However, there can be no guarantee that the Company will be able to obtain at all or on reasonable terms, and maintain, at all times, all necessary licences and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In addition, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of any producing operations or preclude the economic development of any property.

Mining Properties

Acquiring the title to the mining property is a very detailed and prolonged process. Title may be challenged or be subject to legal disputes. Although the Company has researched in the most diligent and fullest possible manner the title to its mining properties, there is no certainty that its title will not be disputed or challenged in the future.

 Currency Risk

As a result of the use of different currencies, the Company is subject to foreign currency fluctuations which may materially affect its business, results of operations and financial condition.

Liquidity risk

The Company might incur further debt in order to fund its exploration and operational programs, which would reduce its financial flexibility and could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s ability to meet its debt obligations and reduce its level of indebtedness depends on future performance. General economic conditions, mineral prices and financial, business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. The Company cannot assure investors that it will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions and the value of its assets and performance at the time the Company needs capital. The Company cannot assure investors that it will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might have to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, operations and financial results.

Failure to obtain additional financing, if required, on a timely basis, could cause the Company to reduce or delay its proposed operations.

The majority of sources of funds expected to be available to the Company for potential acquisitions and its exploration and development projects are in large portion expected to be derived from the issuance of equity. While the Company have been able in the past to obtain equity financing and has secured shareholder loans to undertake planned exploration and development programs, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Although the Company intends to generate operating income and cash flow from mining operations, there can be no assurances that the Company will have sustainable economic operations or be able to generate positive operating income or cash flow from such operations.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. For this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes.

Additional risk factors relevant to the Company are included in the Filing Statement dated May 30, 2019 which is available under the Company’s profile on www.sedar.com.

Qualified Persons

The scientific and technical information contained in this MD&A has been reviewed and approved by Donald J. Birak, an independent geologist, Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”), Fellow of the Australasian Institute for Mining and Metallurgy and qualified person as defined under NI 43-101.